EXHIBIT 23.5

CONSENT OF INDEPENDENT VALUATION EXPERT

We hereby consent: (a) to the reference to our name under the caption “Experts” and description of our role in the (i) valuation process of the real estate properties (the “Appraised Properties”) of Resource Apartment REIT III, Inc. ("the Company") and (ii) valuation process of the Company and (b) to the disclosure that the total appraised value of the Appraised Properties of $151.0 million represents the sum of the appraised values of each of the Appraised Properties contained in the individual property appraisal reports provided by us to the Company as of the date of each such report, each as included in the Prospectus related to the Registration Statement (Form S-11 No. 333-207740) of Resource Apartment REIT III, Inc. In giving this consent, we do not admit that we are within the category of persons whose consent is required by Section 7 of the Securities Act of 1933, as amended.

March 22, 2019	/s/ Duff and Phelps, LLC
Duff & Phelps, LLC